UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-26538

Encore Medical IHC, Inc.
(Exact name of registrant as specified in its charter)

9800 Metric Boulevard
Austin, Texas  78758
(512) 832-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 ¾% Senior Subordinated Notes due 2012
Guarantees of the 9 ¾% Senior Subordinated Notes due 2012
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  zero (0)1

Pursuant to the requirements of the Securities Exchange Act of 1934, Encore Medical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENCORE MEDICAL CORPORATION

Date: November 3, 2006	By:	/s/ HARRY L. ZIMMERMAN
		Name:	Harry L. Zimmerman
		Title:	Executive Vice President, General Counsel and Secretary

(1)          All of the 9 ¾% Senior Subordinated Notes due 2012 were repurchased and cancelled on November 3, 2006.